Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2016

Results of operations – Management’s Discussion & Analysis

Three months ended March 31, 2016 versus three months ended March 31, 2015

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2016 and 2015 per charter category were as follows:

	Three months ended March 31,
	2016		2015
	$ million	% of total	$ million	% of total
Time charter-bareboat	1.4	1%	—	—
Time charter-fixed rate	43.5	36%	41.8	28%
Time charter-variable rate (profit share)	15.3	13%	20.5	14%
Pool arrangement	—	—	2.4	1%
Contract of affreightment	6.2	5%	4.7	3%
Voyage charter-spot market	55.7	45%	79.5	54%

Total voyage revenue	122.1	100%	148.9	100%

Voyage revenues from vessels were $122.1 million during the quarter ended March 31, 2016, compared to $148.9 million during the quarter ended March 31, 2015, a decrease of $26.8 million, or 18.0%. The freight market for crude carriers was strong during the first quarter of 2016 due to a healthy demand spurred by low oil prices, available oil supplies, seasonal demand and a lack of surplus vessel capacity due to restrained ordering of vessels. The reduction in revenue was mainly due to lost days arising from unavoidable factors. Firstly, the lucrative time charter of the LNG carrier, Neo Energy ended half way through the first quarter of 2016, reducing revenue of the quarter by $3.9 million compared to the previous first quarter and secondly, scheduled dry-dockings of three suezmaxes were advanced to undergo necessary and beneficial regulatory upgrading, which lost 121 days earnings, equivalent to over $4.0 million. Dry-docking days lost in the prior year first quarter were minimal. There was some softening of the spot market, which affected certain of our vessels, mainly the aframaxes and handysize product carriers, compared to the last year’s first quarter and the elderly VLCC was not in a position to repeat the rewarding storage charter of 2015. These changes contributed to a reduction of the revenue compared to the first quarter of 2015.

However, low oil prices kept bunker (fuel) costs down. Bunker prices were lower by almost 49.3% in the first quarter of 2016 compared to the first quarter of 2015. The fall in fuel prices contributed to a significant fall in overall voyage expenses compared to the prior first quarter.

As a result of the above, the average time charter equivalent rate (TCE) per vessel decreased to $23,378 per day compared to $25,591 per day in the previous year’s first quarter.

Operating days on pure time-charter without profit share decreased by only 20 days to 1,680 days from 1,700 days between the two first quarters. The number of days utilized in profit-share arrangements decreased to 693 compared to 928 in the first quarter of 2015. The number of days employed on spot increased to 1,749 from 1,659, and the days that vessels operated in a pool and contract of affreightment during the first quarter of 2016 and 2015 were almost similar at 179 and 180 days, respectively.

Average daily TCE rate earned for the three month periods ended March 31, 2016 and March 31, 2015 were as follows:

	Q1 2016	Q1 2015
	$	$
LNG carrier	75,259	78,488
VLCC	14,654	35,739
Suezmax	29,686	31,475
DP2 Suezmax shuttle	48,844	45,473
Aframax	26,573	30,008
Panamax	14,767	13,881
Handymax	16,080	14,293
Handysize	14,811	19,234

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2016	2015
	$’000	$’000
Voyage revenues	122,091	148,867
Less: Voyage Expenses	(22,453)	(34,550)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	—

Time charter equivalent revenues	100,548	114,317

Divided by: net earnings (operating) days	4,301	4,467
Average TCE per vessel per day	23,378	25,591

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2016 was 95.3% compared to 99.3% for the first quarter of 2015. The days lost in the first quarter of 2016 primarily relate to the dry-dockings of the three suezmax tankers, Euronike, Alaska and Archangel and the unemployment of the LNG carrier, Neo Energy, since mid February. In the first quarter of 2015 lost days related to the dry-docking of the Aris.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2016	2015		2016	2015
	$ million	$ million		$	$
Bunkering expenses	9.1	18.1	(49.9%)	4,707	10,370	(54.6%)
Port and other expenses	8.6	10.6	(18.9%)	4,443	6,040	(26.4%)
Commissions	4.8	5.8	(17.7%)	2,496	3,344	(25.4%)

Total voyage expenses	22.5	34.5		11,646	19,754
Days on spot and Contract of Affreightment (COA) employment				1,928	1,749

Voyage expenses include port charges, agency fees, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter. Voyage expenses were $22.5 million during the quarter ended March 31, 2016, compared to $34.5 million during the prior year’s first quarter, a 34.8% decrease. The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the first quarter of 2016 was 1,928 compared to 1,749 days in the first quarter of 2015, a 10.2% increase. The decrease in voyage expenses in the first quarter of 2016 compared to the first quarter of 2015 is mainly due the decrease in the average cost of bunkers (fuel) purchased for the fleet by 49.3%, offset by an increase of the days the fleet operated in types of employment bearing voyage expenses, due to the larger size of vessels on spot and to longer-haul voyages in the first quarter of 2016 compared to the first quarter of 2015. The daily bunkering expenses decreased in line with the total bunkering expenses. Port and other expenses decreased by 18.9% between the three-month periods, as a result of lower number of port calls.

Commissions amounted to $4.8 million, or 3.9% of revenue from vessels, during the quarter ended March 31, 2016, compared to $5.8 million or 3.9% of revenue from vessels, for the quarter ended March 31, 2015. The decrease was due to lower voyage revenues, with commission rates remaining at the same levels.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2016	Q1 2015%		Q1 2016	Q1 2015%
	U.S.$ million	U.S.$ million	increase/ (decrease)	U.S.$	U.S.$	increase/ (decrease)
Crew expenses	19.5	20.5	(5.0%)	4,412	4,563	(3.3%)
Insurances	3.6	3.9	(8.3%)	807	864	(6.7%)
Repairs and maintenance, and spares	4.7	4.6	0.3%	1,053	1,032	2.0%
Stores	2.3	2.3	1.7%	523	505	3.4%
Lubricants	1.5	1.9	(20.3%)	349	431	(19.0%)
Other (quality and safety, taxes, registration fees, communications)	3.0	3.1	(0.6%)	689	674	2.4%
Foreign currency (gains)/losses	0.3	(0.3)	(176.2%)	57	(74)	(177.0%)

Total operating expenses	34.9	36.0		7,890	7,995

Earnings capacity days excluding vessel on bareboat charter				4,423	4,500

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees, communication costs and foreign currency gains or losses.

Total operating costs were $34.9 million during the quarter ended March 31, 2016 as compared to $36.0 million during quarter ended March 31, 2015, a decrease of 3.0%, whereas earnings capacity days decreased by 1.7%. This was partly due to the strengthening of the U.S. dollar against the Euro. The fluctuations in the U.S. dollar/Euro exchange rate mainly impact crew costs, as most of the Company’s crew expenses, relating to Greek vessel officers, are paid in Euro. As a result, crew costs decreased by 5.0%. The repairs and maintenance expenses and spares category increased by 0.3% as a result of the three dry-dockings performed during the first quarter of 2016 compared to one dry-docking in the respective prior year quarter. Lubricant costs were lower since the prior year’s first quarter, as a result of decreased bunker prices between the first quarter of 2016 and the first quarter of 2015.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $7,890 for the quarter ended March 31, 2016 from $7,995 for the quarter ended March 31, 2015, a 1.3% decrease.

Depreciation and amortization of deferred charges

Depreciation was $24.7 million during the quarters ended March 31, 2016 and 2015.

During the quarter ended March 31, 2016, amortization of deferred dry-docking charges was $1.5 million compared to $1.4 million in the prior year’s first quarter. For the most part the total quarterly amortization charge for the respective quarters relate to the same charges for the same vessels increased in the first quarter of 2016 with the amortization charge of the vessels that performed dry-docking in 2015.

Impairment

In the first quarter of 2016, vessel values had improved over values determined in prior periods. Thirty eight of our vessels had carrying values in excess of their market values. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at March 31, 2016. No impairment charge was required as at March 31, 2015.

General and administrative expenses

General and administrative expenses amounted to $5.4 million in the first quarter of 2016, compared to $6.6 million in the prior year first quarter, a decrease of 17.1%. Management fees totaled $4.1 million during the quarter ended March 31, 2016, a 1.3% decrease over the quarter ended March 31, 2015, due to the decreased average number of vessels.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

In the first quarter of 2016 and 2015, all the fleet was managed by TCM for technical and operational services, apart from the LNG carrier Neo Energy and the suezmax Eurochampion 2004, which were managed by third party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carrier are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month each. Management fees for the suezmax Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses were $1.3 million during the quarter ended March 31, 2016 compared to $1.2 million during the previous year’s first quarter.

No incentive award was made to the management in the first quarter of 2016. During the three months ended March 31, 2015, the Board of Directors decided to reward the management company with an award of $1.1 million based on various criteria.

Administrative expenses plus the management fees and the management incentive award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,203 for the first quarter of 2016, compared to $1,456 in the first quarter of 2015. The decrease was primarily due to the management incentive award.

Operating income

Income from vessel operations was $33.1 million during the first quarter of 2016 compared to $45.7 million during the first quarter of 2015.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended March 31,
	2016	2015
	$ million	$ million
Interest on loans	7.9	7.3
Interest rate swaps cash settlements	1.0	0.4

Total interest	8.9	7.7
Less: Interest capitalized	(1.3)	(0.6)

Interest expense, net	7.6	7.1
Change in fair value of interest rate swaps	0.1	0.2
Bunker hedging instruments cash settlements	0.3	3.0
Change in fair value of bunker hedging instruments	(0.4)	(2.9)
Other finance costs	0.3	1.1

Net total	7.9	8.5

Interest and finance costs, net, were $7.9 million for the first quarter of 2016 compared to $8.5 million for the quarter ended March 31, 2015, a decrease of 6.4%. Loan interest, excluding payment of swap interest, increased by 9.5% to $7.9 million from $7.3 million in the first quarter of 2015 due to increased interest rates. The average balance of outstanding debt was approximately $1,411 million for the first quarter of 2016 compared to $1,409 million for the previous year’s first quarter. Average loan interest rate increased to 2.60% from 2.22% in the prior year’s first quarter. Interest paid on both hedging and non-hedging swaps amounted to $1.0 million compared to $0.4 million in the first quarter of 2015, due to one additional hedging interest rate swap that became effective in March 2015 with interest payable within the first quarter of 2016. The average all-in loan finance cost in the first quarter of 2016, taking account of net swap interest paid, increased to 2.89% from 2.19% in the previous year’s first quarter.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2016, capitalized interest was $1.3 million, based on installments made for the construction of the nine new-building aframaxes, one LNG carrier, one shuttle tanker, two LR1 panamax tankers and the two VLCCs under construction, compared to $0.6 million in the previous year’s first quarter, based on installments made on thirteen vessels under construction during the first quarter of 2015.

There was a negative movement in the fair value (mark-to-market) of non-hedging interest rate swaps net of accrued interest on hedging interest rate swaps, of $0.1 million in the first quarter of 2016 and $0.2 million in the first quarter of 2015.

There was a cash settlement of $0.3 million on non-hedging bunker swaps, offset by an equivalent positive change of $0.4 million on the fair market value of the same bunker swaps compared to $3.0 million cash settlements and positive change of $2.9 million on the fair value in the prior year quarter.

In the first quarter of 2015 other finance costs include a charge of $0.9 million for finance project costs which were expensed as they would have to be repeated when the project to which they relate occurs. Amortization of loan fees included in other finance costs amounted to $0.3 million in both the first quarter of 2016 and the first quarter of 2015.

Interest income

Total income derived from bank deposits was $0.1 million during the first quarter of 2016 and 2015. Average cash balances were slightly lower during the first quarter of 2016 compared to the first quarter of 2015. Interest rates earned on deposits were higher, but at very low levels for both periods.

Non-controlling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was an insignificant loss attributable to the non-controlling interest in both the first quarter of 2016 and 2015.

Net income

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2016 was $25.4 million, or $0.25 per share basic and diluted, taking into account the cumulative dividend of $4.0 million on our Preferred Series B , Series C and Series D shares, versus a net income of $37.3 million, or $0.42 per share basic and diluted, for the quarter ended March 31, 2015, taking into account the cumulative dividend of $2.1 million on our preferred Series B and Series C shares. The weighted average number of common shares (basic and diluted) during the first quarter of 2016 was 86,632,949 compared to 84,712,295 during the first quarter of 2015.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2016 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2016, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2017, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at March 31, 2016 and December 31, 2015 amounted to $33.6 million and $35.0 respectively.

Current assets decreased to $414.3 million at March 31, 2016 from $452.2 million at December 31, 2015 mainly due to decreased cash and cash equivalents during the quarter. Current liabilities decreased to $372.7 million at March 31, 2016 from $400.6 million at December 31, 2015, due to the balloon payment of $47.1 million for the repayment of the loan of the handysize tankers Byzantion and Bosporos.

Net cash provided by operating activities was $53.7 million in the quarter ended March 31, 2016 compared to $55.4 million in the previous year’s first quarter. The decrease is mainly due to the decrease of net income in the first quarter of 2016 compared to the first quarter of 2015.

Net cash used in investing activities was $96.7 million for the quarter ended March 31, 2016, compared to $43.9 million for the quarter ended March 31, 2015. On February 5, 2016, the Company acquired the suezmax tanker Decathlon and paid the amount of $64.9 million. There were no vessel acquisitions in the first quarter of 2015. Net funds for improvements on existing vessels amounted to $0.8 million in the first quarter of 2016 compared to $1.0 million in the first quarter of 2015. In the first quarter of 2016, advances for vessels under construction amounted to $31.0 million, compared to $42.8 million in the first quarter of 2015.

There were nine aframaxes, one LNG carrier, two panamax LR1 tankers, one DP2 shuttle tanker and two VLCC tankers on order as at March 31, 2016. At March 31, 2016, the remaining yard installments to be paid for the vessels under construction amounted to $724.5 million, all of which we expect to be covered by new debt or additional sources of debt, as described above. The LNG carrier is expected to be delivered in the third quarter of 2016, the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017, the LR1 panamax tankers are expected to be delivered in the third quarter of 2016, the expected delivery of the suezmax DP2 shuttle tanker is in the first quarter of 2017 and one of the two VLCCs delivered in May 2016 and the second is expected to be delivered in the fourth quarter of 2016.

Net cash provided by financing activities was $20.9 million in the quarter ended March 31, 2016, compared to $13.9 million used in financing activities during the first quarter of 2015. In the first quarter of 2016, we drew down $100.7 million for the financing of the suezmax tanker Decathlon that amounted to $44.8 million, the amount of $31.2 million for the refinancing of the handysize tankers Byzantion and Bosporos and the amount of $24.7 million for four vessels under construction. In the first quarter of 2016 there were loan repayments of $76.1 million, whereas in the first quarter of 2015, loan repayments amounted to $29.9 million.

Total debt outstanding increased from $1,400.1 million at the beginning of the first quarter 2016 to $1,424.7 million by the quarter end. The debt to capital (equity plus debt) ratio was 49.9% at March 31, 2016 (or 45.0% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage, including fixed interest loans coverage, on outstanding loans was approximately 18.3%.

On December 8, 2015, the Company announced the resumption of the share repurchase program for its common and/or its preferred shares previously authorized by its Board of Directors. The Company had available up to $20 million from its previously authorized program. As at March 31, 2016, the Company has acquired as treasury stock, 1.19 million shares for a total amount of $6.8 million.

On February 16, 2016 a quarterly dividend of $0.08 per common share was declared with payment date April 7, 2016 to shareholders of record as of March 30, 2016. On February 19, 2015, the Company paid dividends of $0.06 per common share outstanding, which were declared in November 2014. On May 31, 2016, the Company’s board of directors declared a quarterly dividend of $0.08 per common share outstanding on August 10, 2016 to shareholders of record as of August 3, 2016. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

A dividend of $0.50 per share for the 8.00% Series B Preferred Shares, and a dividend of $0.55469 per share for the 8.875% Series C Preferred Shares, totaling $2.1 million in aggregate, were paid on January 29, 2016. Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors. On February 29, 2016 the Company paid dividends of $0.546875 per share or $1,860 in total, for its Series D Preferred Shares. Preferred share dividends on the Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors.

The Company is currently in full compliance with all the original financial covenants contained within its loan agreements.